MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                        AT SEPTEMBER 30 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                  CONCEPTS                            QUARTER OF PRESENT     QUARTER OF PREVIOUS
S                                                           Amount        %       Amount          %
----------------------------------------------------------------------------------------------------
  1  TOTAL ASSETS ................................        24,459,295    100     19,899,137      100
  2  CURRENT ASSETS ..............................        11,206,312     46      8,683,591       44
  3  CASH AND SHORT-TERM INVESTMENTS .............         5,380,402     22      2,322,864       12
  4  ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) .....         3,114,233     13      3,075,749       15
  5  OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE .....         1,171,843      5      1,498,609        8
  6  INVENTORIES .................................         1,192,409      5      1,561,185        8
  7  OTHER CURRENT ASSETS ........................           347,425      1        225,184        1
  8  LONG-TERM ...................................        11,055,261     45      8,538,810       43
  9  ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) .....         7,413,005     30      4,405,778       22
 10  INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED ASSOCIATED .............           528,459      2        870,453        4
 11  OTHER INVESTMENTS ...........................         3,113,797     13      3,262,579       16
 12  PROPERTY, PLANT AND EQUIPMENT ...............         1,080,584      4      1,146,193        6
 13  PROPERTY ....................................           628,086      3        582,371        3
 14  MACHINERY AND INDUSTRIAL EQUIPMENT (NET) ....         1,943,376      8      1,971,953       10
 15  OTHER EQUIPMENT .............................           386,511      2        364,360        2
 16  ACCUMULATED DEPRECIATION ....................         1,878,378      8      1,814,964        9
 17  CONSTRUCTION IN PROGRESS ....................               989      0         42,473        0
 18  DEFERRED ASSETS (NET) .......................         1,117,138      5      1,530,543        8
 19  OTHER ASSETS ................................                 0      0              0        0

 20  TOTAL LIABILITIES ...........................        15,917,051    100      14,048,412     100
 21  CURRENT LIABILITIES .........................         6,422,141     40      7,153,262       51
 22  SUPPLIERS ...................................         1,693,486     11      1,367,367       10
 23  BANK LOANS ..................................           669,325      4      1,229,116        9
 24  STOCK MARKET LOANS ..........................            37,797      0         10,798        0
 25  TAXES TO BE PAID ............................           156,428      1        113,250        1
 26  OTHER CURRENT LIABILITIES ...................         3,865,105     24      4,432,731       32
 27  LONG-TERM LIABILITIES .......................         8,984,421     56      6,439,099       46
 28  BANK LOANS ..................................         3,589,624     23      3,471,443       25
 29  STOCK MARKET LOANS ..........................         4,945,168     31      2,942,917       21
 30  OTHER LOANS .................................           449,629      3         24,739        0
 31  DEFERRED LOANS ..............................            12,719      0         12,439        0
 32  OTHER LIABILITIES ...........................           497,770      3        443,612        3
 33  CONSOLIDATED STOCK HOLDERS' EQUITY ..........         8,542,244    100      5,850,725      100

 34  MINORITY INTEREST ...........................           382,588      4        446,460        8
 35  MAJORITY INTEREST ...........................         8,159,656     96      5,404,265       92
 36  CONTRIBUTED CAPITAL .........................         7,258,065     85      9,176,031      157
 37  PAID-IN CAPITAL STOCK (NOMINAL) .............         5,628,094     66      3,173,580       54
 38  RESTATEMENT OF PAID-IN CAPITAL STOCK ........            62,010      1      1,158,698       20
 39  PREMIUM ON SALES OF SHARES ..................         1,567,961     18      4,843,753       83
 40  CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ..                 0      0              0        0
 41  CAPITAL INCREASE (DECREASE) .................           901,591     11      -3,771,766     -64
 42  RETAINED EARNINGS AND CAPITAL RESERVE .......           122,341      1      -4,682,660     -80
 43  REPURCHASE FUND OF SHARES ...................           634,231      7      1,433,229       24
 44  EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
     HOLDERS' EQUITY .............................          -139,567     -2       -356,106       -6
 45  NET INCOME FOR THE YEAR .....................           284,586      3       -166,229       -3



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                CONCEPTS                               QUARTER OF PRESENT    QUARTER OF PREVIOUS
                                                            FINANCIAL YEAR        FINANCIAL YEAR
S                                                            Amount      %         Amount        %
---------------------------------------------------------------------------------------------------
  3  CASH AND SHORT-TERM INVESTMENTS .............         5,380,402    100      2,322,864      100
 46  CASH ........................................           818,995     15        705,477       30
 47  SHORT-TERM INVESTMENTS ......................         4,561,407     85      1,617,387       70

 18  DEFERRED ASSETS (NET) .......................         1,117,138    100      1,530,543      100
 48  AMORTIZED OR REDEEMED EXPENSES ..............           553,479     50        581,093       38
 49  GOODWILL ....................................                 0      0              0        0
 50  DEFERRED TAXES ..............................           505,065     45        949,450       62
 51  OTHERS ......................................            58,594      5              0        0

 21  CURRENT LIABILITIES .........................         6,422,141    100      7,153,262      100
 52  FOREING CURRENCY LIABILITIES ................         3,514,628     55      4,062,761       57
 53  MEXICAN PESOS LIABILITIES ...................         2,907,513     45      3,090,501       43

 24  STOCK MARKET LOANS ..........................            37,797    100         10,798      100
 54  COMMERCIAL PAPER ............................             8,188     22              0        0
 55  CURRENT MATURITIES OF MEDIUM TERM NOTES .....            18,717     50              0        0
 56  CURRENT MATURITIES OF BONDS .................            10,892     29         10,798      100

 26  OTHER CURRENT LIABILITIES ...................         3,865,105    100      4,432,731      100
 57  OTHER CURRENT LIABILITIES WITH COST .........            52,882      1         24,817        1
 58  OTHER CURRENT LIABILITIES WITHOUT COST ......         3,812,223     99      4,407,914       99

 27  LONG-TERM LIABILITIES .......................         8,984,421    100      6,439,099      100
 59  FOREING CURRENCY LIABILITIES ................         7,808,806     87      5,547,886       86
 60  MEXICAN PESOS LIABILITIES ...................         1,175,615     13        891,213       14

 29  STOCK MARKET LOANS ..........................         4,945,168    100      2,942,917      100
 61  BONDS .......................................           800,000     16              0        0
 62  MEDIUM TERM NOTES ...........................         4,145,168     84      2,942,917      100

 30  OTHER LOANS .................................           449,629    100         24,739      100
 63  OTHER LOANS WITH COST .......................           449,629    100         24,739      100
 64  OTHER LOANS WITHOUT COST ....................                 0      0              0        0

 31  DEFERRED LOANS ..............................            12,719    100         12,439      100
 65  NEGATIVE GOODWILL ...........................                 0      0              0        0
 66  DEFERRED TAXES ..............................                 0      0              0        0
 67  OTHERS ......................................            12,719    100         12,439      100

 32  OTHER LIABILITIES ...........................           497,770    100        443,612      100
 68  RESERVES ....................................           497,770    100        443,612      100
 69  OTHERS LIABILITIES ..........................                 0      0              0        0

 44  EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK ..
     HOLDERS EQUITY ..............................          -139,567    100       -356,106       100
 70  ACCUMULATED INCOME DUE TO MONETARY POSITION .                 0      0              0        0
 71  INCOME FROM NON-MONETARY POSITION ASSETS ....          -139,567    100       -356,106      100




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                 CONCEPTS                        QUARTER OF PRESENT QUARTER OF PREVIOUS
                                                      FINANCIAL YEAR     FINANCIAL YEAR
S                                                          Amount             Amount
------------------------------------------------------------------------------------------

72   WORKING CAPITAL .............................         4,784,171             1,530,329
73   PENSIONS FUND AND SENIORITY PREMIUMS ........             5,188                 5,303
74   EXECUTIVES (*) ..............................                15                    15
75   EMPLOYERS (*) ...............................             3,373                 2,870
76   WORKERS (*) .................................            10,536                 7,327
77   CIRCULATION SHARES (*) ......................     2,415,762,695         1,865,054,114
78   REPURCHASED SHARES (*) ......................                 0                     0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                      STOCK EXCHANGE CODE: ICA QUARTER: 3
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
              FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                   CONCEPTS                           QUARTER OF PRESENT       QUARTER OF PREVIOUS
R                                                          FINANCIAL YEAR            FINANCIAL YEAR
                                                            Amount      %             Amount       %
-----------------------------------------------------------------------------------------------------
  1  NET SALES ...................................        13,045,453   100           9,213,045   100
  2  COST OF SALES ...............................        11,418,000    88           8,084,248    88
  3  GROSS INCOME ................................         1,627,453    12           1,128,797    12
  4  OPERATING ...................................           882,699     7             828,471     9
  5  OPERATING INCOME ............................           744,754     6             300,326     3
  6  TOTAL FINANCING COST ........................           126,690     1              90,524     1
  7  INCOME AFTER FINANCING COST .................           618,064     5             209,802     2
  8  OTHER FINANCIAL OPERATIONS ..................           -78,919    -1              67,945     1
  9  INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING .....................................           696,983     5             141,857     2
 10  RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING .....................................           284,044     2             307,717     3
 11  NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING .....................................           412,939     3            -165,860    -2
 12  SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES .................            72,784     1              14,143     0
 13  CONSOLIDATED NET INCOME OF CONTINUOUS .......           485,723     4            -151,717    -2

 14  INCOME OF DISCONTINUOUS OPERATIONS ..........                 0     0                   0     0
 15  CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS .........................           485,723     4            -151,717    -2
 16  EXTRAORDINARY ITEMS NET EXPENSES (INCOME) ...                 0     0                   0     0
 17  NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES ............                 0     0                   0     0
 18  NET CONSOLIDATED INCOME .....................           485,723     4            -151,717    -2
 19  NET INCOME OF MINORITY INTEREST .............           201,137     2              14,512     0
 20  NET INCOME OF MAJORITY INTEREST .............           284,586     2            -166,229    -2



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                    CONCEPTS                         QUARTER OF PRESENT         QUARTER OF PREVIOUS
R                                                         FINANCIAL YEAR              FINANCIAL YEAR
                                                            Amount      %             Amount       %
------------------------------------------------------------------------------------------------------
  1  NET SALES ...................................        13,045,453   100           9,213,045   100
 21  DOMESTIC ....................................        11,050,675    85           7,324,292    79
 22  FOREIGN .....................................         1,994,778    15           1,888,753    21
 23  TRANSLATED INTO DOLLARS (***) ...............           185,621     1             166,234     2

  6  TOTAL FINANCING COST ........................           126,690   100              90,524   100
 24  INTEREST PAID ...............................           324,086   256             223,986   247
 25  EXCHANGE LOSSES .............................           958,031   756             582,329   643
 26  INTEREST EARNED .............................           216,990   171             129,124   143
 27  EXCHANGE PROFITS ............................           962,360   760             603,003   666
 28  GAIN DUE TO MONETARY POSITION ...............            -2,470    -2              -4,258    -5
 42  LOST IN RESTATEMENT OF UDIS .................            26,393    21              20,594    23
 43  GAIN IN RESTATEMENT OF UDIS .................                 0     0                   0     0

  8  OTHER FINANCIAL OPERATIONS ..................           -78,919   100              67,945   100
 29  OTHER NET EXPENSES (INCOME) NET .............           -78,919   100              67,945   100
 30  (PROFIT) LOSS ON SALE OF OWN SHARES .........                 0     0                   0     0
 31  (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS               0     0                   0     0

 10  RESERVE FOR TAXES AND WORKERS' PROFIT SHARING           284,044   100             307,717   100
 32  INCOME TAX ..................................            26,494     9              38,267    12
 33  DEFERED INCOME TAX ..........................           220,993    78             258,070    84
 34  WORKERS' PROFIT SHARING .....................            18,051     6              11,688     4
 35  DEFERED WORKERS' PROFIT SHARING .............            18,506     7                -308     0


(***) THOUSANDS OF DOLLARS




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                  CONCEPTS                         QUARTER OF PRESENT       QUARTER OF PREVIOUS
R                                                       FINANCIAL YEAR           FINANCIAL YEAR
                                                            Amount                   Amount
----------------------------------------------------------------------------------------------
36   TOTAL SALES .................................        13,083,882                 9,227,021
37   NET INCOME OF THE YEAR ......................          -881,305                  -700,836
38   NET SALES (**) ..............................        17,123,380                12,309,315
39   OPERATION INCOME (**) .......................           974,290                   390,317
40   NET INCOME OF MAYORITY INTEREST(**) .........           544,894                  -317,610
41   NET CONSOLIDATED INCOME (**) ................           795,510                  -324,384

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
               FROM JULY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                 CONCEPTS                            QUARTER OF PRESENT        QUARTER OF PREVIOUS
RT                                                         FINANCIAL YEAR            FINANCIAL YEAR
                                                             Amount     %              Amount      %
-----------------------------------------------------------------------------------------------------
  1  NET SALES ...................................         4,810,667   100           3,308,635   100
  2  COST OF SALES ...............................         4,159,864    86           2,859,319    86
  3  GROSS INCOME ................................           650,803    14             449,316    14
  4  OPERATING ...................................           317,344     7             293,649     9
  5  OPERATING INCOME ............................           333,459     7             155,667     5
  6  TOTAL FINANCING COST ........................             4,157     0              22,839     1
  7  INCOME AFTER FINANCING COST .................           329,302     7             132,828     4
  8  OTHER FINANCIAL OPERATIONS ..................           -22,493     0             -30,490    -1
  9  INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING .....................................           351,795     7             163,318     5
 10  RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING .....................................           121,035     3             105,754     3
 11  NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING .....................................           230,760     5              57,564     2
 12  SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES .................            13,165     0                -939     0
 13  CONSOLIDATED NET INCOME OF CONTINUOUS .......           243,925     5              56,625     2

 14  INCOME OF DISCONTINUOUS OPERATIONS ..........                 0     0                   0     0
 15  CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS .........................           243,925     5              56,625     2
 16  EXTRAORDINARY ITEMS NET EXPENSES (INCOME) ...                 0     0                   0     0
 17  NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES ............                 0     0                   0     0
 18  NET CONSOLIDATED INCOME .....................           243,925     5              56,625     2
 19  NET INCOME OF MINORITY INTEREST .............            93,427     2              17,050     1
 20  NET INCOME OF MAJORITY INTEREST .............           150,498     3              39,575     1





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                   CONCEPTS                          QUARTER OF PRESENT        QUARTER OF PREVIOUS
RT                                                         FINANCIAL YEAR            FINANCIAL YEAR
                                                             Amount     %             Amount       %
-----------------------------------------------------------------------------------------------------
  1  NET SALES ...................................         4,810,667   100           3,308,635   100
 21  DOMESTIC ....................................         4,067,960    85           2,609,221    79
 22  FOREIGN .....................................           742,707    15             699,414    21
 23  TRANSLATED INTO DOLLARS (***) ...............            68,823     1              62,543     2

  6  TOTAL FINANCING COST ........................             4,157   100              22,839   100
 24  INTEREST PAID ...............................            92,780  2232              61,869   271
 25  EXCHANGE LOSSES .............................           226,982  5460             259,820  1138
 26  INTEREST EARNED .............................            79,901  1922              38,554   169
 27  EXCHANGE PROFITS ............................           241,848  5818             263,782  1155
 28  GAIN DUE TO MONETARY POSITION ...............             6,350   153              -3,959   -17
 42  LOST IN RESTATEMENT OF UDIS .................              -206    -5               7,445    33
 43  GAIN IN RESTATEMENT OF UDIS .................                 0     0                   0     0

  8  OTHER FINANCIAL OPERATIONS ..................           -22,493   100             -30,490   100
 29  OTHER NET EXPENSES (INCOME) NET .............           -22,493   100             -30,490   100
 30  (PROFIT) LOSS ON SALE OF OWN SHARES .........                 0     0                   0     0
 31  (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS               0     0                   0     0

 10  RESERVE FOR TAXES AND WORKERS' PROFIT SHARING           121,035   100             105,754   100
 32  INCOME TAX ..................................             4,916     4              -3,077    -3
 33  DEFERED INCOME TAX ..........................            92,939    77             106,590   101
 34  WORKERS' PROFIT SHARING .....................             6,056     5               2,278     2
 35  DEFERED WORKERS' PROFIT SHARING .............            17,124    14                 -37     0


(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

                                 Final Printing

REF                                                        QUARTER OF       QUARTER OF
                                                             PRESENT         PREVIOUS
P          CONCEPTS                                      FINANCIAL YEAR    FINANCIAL YEAR
-----------------------------------------------------------------------------------------

     YIELD
-----------------------------------------------------
 1   NET INCOME TO NET SALES .........................        3.72%           -1.65%
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........        6.68%           -5.88%
 3   NET INCOME TO TOTAL ASSETS (**) .................        3.25%           -1.63%
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00%            0.00%
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...        0.51%           -2.81%

     ACTIVITY
-----------------------------------------------------
 6   NET SALES TO NET ASSETS (**) ....................        0.70 times       0.62 times
 7   NET SALES TO FIXED ASSETS (**) ..................       15.85 times      10.74 times
 8   INVENTORIES ROTATION (**) .......................       12.54 times       6.92 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............       56    days        78    days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        4.15%            4.88%

LEVERAGE
------------------------------------------------------
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       65.08%           70.60%
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        1.86 times       2.40 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       71.14%           68.41%
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      831.44%          561.78%
15   OPERATING INCOME TO INTEREST PAID ...............        2.30 times        1.34 times
16   NET SALES TO TOTAL LIABILITIES (**) .............        1.08 times        0.88 times

LIQUIDITY
-----------------------------------------------------
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.74 times        1.21 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.56 times        1.00 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.70 times        0.62 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       83.78%            32.47%

CASH FLOW
-----------------------------------------------------
21   CASH FLOW FROM NET INCOME TO NET SALES ..........        9.29%           10.09%
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................      -26.52%          -49.35%
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       -6.93 times     -16.15 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................       36.29%           83.83%
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................       63.71%           16.17%
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
      TO CASH GENERATED (USED) IN INVESTMENT
      ACTIVITIES ......................................   -35.65   %           23.86%


(**)IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.
                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT
                                 Final Printing

REF                          CONCEPTS                QUARTER OF PRESENT   QUARTER OF PREVIOUS
D                                                       FINANCIAL YEAR       FINANCIAL YEAR
                                                           Amount               Amount


 1   BASIC PROFIT PER ORDINARY SHARE (**) ......      Ps.    0.28          Ps.  -0.20
 2   BASIC PROFIT PER PREFERENT SHARE (**) .....             0.00                0.00
 3   DILUTED PROFIT PER ORDINARY SHARE (**) ....             0.00                0.00
 4   CONTINUOUS OPERATING PROFIT PER COMUN
      SHARE(**) 0.41 -0.20
 5   EFFECT OF DISCONTINUOUS OPERATING ON
      CONTINUO                                               0.00                0.00
 6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
      CONTINUO                                               0.00                0.00
 7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
      CONTINUO                                               0.00                0.00
 8   CARRYING VALUE PER SHARE ..................             3.38                2.90
 9   CASH DIVIDEND ACUMULATED PER SHARE ........             0.00                0.00
10   DIVIDEND IN SHARES PER SHARE ..............             0.00 shares         0.00 shares
11   MARKET PRICE TO CARRYING VALUE ............             1.22 times          1.38 times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**) ................................            14.68 times        -20.00 times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) ................................             0.00 times          0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                          EMPRESAS ICA , S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                    CONCEPTS                               QUARTER OF PRESENT  QUARTER OF PREVIOUS
C                                                                FINANCIAL YEAR      FINANCIAL YEAR
                                                                     Amount              Amount
---------------------------------------------------------------------------------------------------
  1  CONSOLIDATED NET INCOME ...................... ...                485,723            -151,717
  2  +(-) ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH ........................... ...                726,625           1,081,544
  3  CASH FLOW FROM NET INCOME OF THE YEAR ........ ...              1,212,348             929,827
  4  CASH FLOW FROM CHANGE IN WORKING CAPITAL ..... ...             -3,459,552          -4,546,805
  5  CASH GENERATED (USED) IN OPERATING ACTIVITIES ....             -2,247,204          -3,616,978
  6  CASH FLOW FROM EXTERNAL FINANCING ............ ...              1,365,942           1,986,437
  7  CASH FLOW FROM INTERNAL FINANCING ............ ...              2,397,657             383,105
  8  CASH FLOW GENERATED (USED) BY FINANCING ...... ...              3,763,599           2,369,542
  9  CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES ................................... ...                272,267            -434,006
 10  NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
     INVESTMENTS .................................. ...              1,788,662          -1,681,442
 11  CASH AND SHORT-TERM INVESTMENTS AT THE
     BEGINNING OF PERIOD .......................... ...              3,591,740           4,004,306
 12  CASH AND SHORT-TERM INVESTMENTS AT THE END
     OF PERIOD .................................... ...              5,380,402           2,322,864




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                                                             QUARTER OF PRESENT  QUARTER OF PREVIOUS
C                                                                 FINANCIAL YEAR     FINANCIAL YEAR
                         CONCEPTS                                      Amount            Amount
-------------------------------------------------------------------------------------------------------
  2  + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
     USING CASH ..............................................         726,625        1,081,544
 13  DEPRECIATION AND AMORTIZATION FOR THE YEAR ..............         527,519          686,474
 14  + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS ..................................           7,216              314
 15  + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE ...............        -306,558          -84,853
 16  + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION ...........................................               0                0
 17  + (-) OTHER ITEMS .......................................         498,448          479,609
 40  + (-) OTHER ITEMS THAT THEY DO NOT HAVE TO DO WITH EBITDA               0                0

  4  CASH FLOW FROM CHANGE IN WORKING CAPITAL ................      -3,459,552       -4,546,805
 18  + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE .........      -2,907,941       -4,074,622
 19  + (-) DECREASE (INCREASE) IN INVENTORIES ................          18,133         -185,520
 20  + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLE ..............................................         -46,251         -903,115
 21  + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ...........         -48,147          144,547
 22  + (-) INCREASE (DECREASE) IN OTHER LIABILITIES ..........        -475,346          471,905

  6  CASH FLOW FROM EXTERNAL FINANCING .......................       1,365,942        1,986,437
 23  + SHORT-TERM BANK AND STOCK MARKET FINANCING ............         233,794          401,502
 24  + LONG-TERM BANK AND STOCK MARKET FINANCING .............       2,981,060        3,779,131
 25  + DIVIDEND RECEIVED .....................................               0                0
 26  + OTHER FINANCING .......................................        -168,573         -149,245
 27  (-) BANK FINANCING AMORTIZATION .........................      -1,680,339         -917,832
 28  (-) STOCK MARKET AMORTIZATION ...........................               0       -1,127,119
 29  (-) OTHER FINANCING AMORTIZATION ........................               0                0

  7  CASH FLOW FROM INTERNAL FINANCING .......................       2,397,657          383,105
 30  + (-) INCREASE (DECREASE) IN CAPITAL STOCKS .............       2,397,657          383,105
 31  (-) DIVIDENS PAID .......................................               0                0
 32  + PREMIUM ON SALE OF SHARES .............................               0                0
 33  + CONTRIBUTION FOR FUTURE CAPITAL INCREASES .............               0                0
  9  CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES ..............................................         272,267         -434,006
 34  + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE ...................................          -3,118          -58,251
 35  (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT ........         -97,055         -103,562
 36  (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ...............               0                0
 37  + SALE OF OTHER PERMANENT INVESTMENTS ...................         625,651          148,318
 38  + SALE OF TANGIBLE FIXED ASSETS .........................          22,721           42,462
 39  + (-) OTHER ITEMS .......................................        -275,932         -462,973